

July 29, 2015

Via E-Mail
Jeffrey H. Foster
Chief Financial Officer
DuPont Fabros Technology, Inc.
1212 New York Avenue, NW, Suite 900
Washington, D.C.   20005

> **Re: DuPont Fabros Technology, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed February 25, 2015**
> **File No. 001-33748**
>
> **DuPont Fabros Technology, L.P.**
> **Form 10-K for the Year Ended December 31, 2014**
> **Filed February 25, 2015**
> **File No. 333-165465-17**

Dear Mr. Foster:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

General

1. Please tell us how you determined it is appropriate to provide combined periodic reports for parent and subsidiary registrants given that you owned approximately 81.1% of your operating partnership at December 31, 2014.

2. We note your triple-net lease with Microsoft represents 20.5% of your annualized base rent and 21.6% of your consolidated revenues for the year ended December 31, 2014. Please tell us if Microsoft leases in excess of 20% of your assets as of

December 31, 2014. To the extent that Microsoft leases in excess of 20% of your assets, please tell us how you determined it was unnecessary to include a statement referring investors to a publicly-available website with the lessee's SEC filed financial information.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Reconciliation of Same Store Operating Income to Same Store Net Operating Income and Cash Net Operating Income, page 41

3.   It appears from your disclosure in footnote (1) on page 41 that you have reconciled NOI and Cash NOI to the operating income attributable only to the properties included in the analysis. In future filings, please include a reconciliation of these non-GAAP measures to operating income as a whole as presented in your consolidated statements of operations. Refer to Item 10(e)(1)(i)(B) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, you may contact Jorge L. Bonilla at (202) 551-3414 or me at (202) 551-3295.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Senior Staff Accountant